Exhibit 2.02

November 18, 2005

Cinco Energy Corporation

c/o Cinco Natural Resources Corporation

3500 Maple Avenue, Suite 1465

Dallas, Texas  75219

RE:                          Stock Purchase Agreement dated as of September 21, 2005 among Jon L. Glass, Craig D. Pollard, Leigh T. Prieto, Yorktown Energy Partners V, L.P., and Yorktown Energy Partners VI, L.P., as Sellers, Cinco Energy Corporation, as the Company, Edge Petroleum Exploration Company, as Buyer, and Edge Petroleum Corporation, as Guarantor

Gentlemen:

This Letter Agreement shall serve to amend Section 3.8, Incremental Purchase Price, as contained in the referenced Agreement.  Capitalized terms as used herein shall have the same meaning as defined in the referenced Agreement unless otherwise defined herein.  The Company and Sellers have advised Edge that a portion of the Oil and Gas Properties have successfully received approval for high cost natural gas certification (“the Approved Properties”).  The properties identified by asterisks on the attached Schedule were not included in the Approved Properties.  The Parties have met to discuss and agree as to the manner in which the certification of part, but not all, of the Oil and Gas Properties will affect the payment of the Incremental Purchase Price.  Accordingly, the Parties herein agree to amend the aforementioned Section as follows:

1.               Edge shall tender a partial payment to Sellers of $2,188,795, which represents Sellers portion of the Incremental Purchase Price as allocated by Edge for the Approved Properties (and which are listed on the attached Schedule and without an asterisk) at the Closing.

2.               The payment to be made at Closing does not include $775,205, which represents the balance of the Incremental Purchase Price attributable to the Oil and Gas Properties which have yet to be certified and which are identified by asterisks on the attached Schedule.

3.               Edge will agree to extend the time to certify the remaining Oil and Gas Properties until January 31, 2006.

4.               For purposes of this Amendment, Sellers agree to the values established by Edge for each property listed on the attached Schedule.

5.               Sellers represent to Edge that Sellers will or will cause the Company to use commercially reasonable best efforts to cause an application to be filed with the Texas Railroad Commission to cause the current high cost gas order in Docket No.   04-0244653 to be enlarged (or for a new order to be issued) so as to cause all of the lands within the Oil and Gas Properties to receive high cost gas certification on or before January 31, 2006.  The only anticipated exception would be an instance in which Sellers’ technical representatives recommend the exclusion of a well and the immediate surrounding area because inclusion of such well (due to its characteristics) jeopardizes the classification as to the remainder of the area affected by the Oil and Gas Properties.  If on or before January 31, 2006, the Company receives certification for the exemption or tax reduction for the remaining uncertified Oil and Gas Properties, Edge will tender to Sellers the remaining payment of $775,205 (representing Sellers’ 57% proportionate share of

$1,360,000).  However, if less than all of the Oil and Gas Properties are certified, Edge will only pay and Sellers agree to accept and receive, their proportionate share of the amount that is shown under the column marked “Difference” on the attached Schedule for the applicable property or properties, which are actually certified, if any.  By way of example, if the Company obtains the proper tax certification for the Chapman Ranch No. 6 well (including refrac) by January 31, 2006, Buyer will pay Sellers 57% of $163,000, or $92,910.  Similarly, if the Company is successful in obtaining the proper tax certifications of all of the properties identified by asterisks on such Schedule by January 31, 2006, Edge will pay Sellers the sum of 57% of $1,360,000.00, or $775,205.  The payments contemplated by this paragraph will be payable by wire transfer of immediately available funds within three (3) business days of Buyer’s receipt of the official certification of each Oil and Gas Property so certified to be accompanied by reasonable documentation thereof.

6.               The applicable proportionate amount of Incremental Purchase Price as shown on the attached Schedule for any Oil and Gas Property for which certification has not been received on or before January 31, 2006, shall not be payable and shall be deemed forever waived by Sellers.

7.               If in the event an Oil and Gas Property is approved for the two year inactive well (type “3”) exemption (by virtue of having been re-completed for production after being inactive for a period of two (2) years) on or before January 31, 2006, regardless of whether such Oil and Gas Property is approved for high cost natural gas certification, Sellers shall be entitled to their proportionate share of the amount associated with said Oil and Gas Property as if such Oil and Gas Property had received the high cost natural gas certification.

8.               Nothing contained in this Amendment shall affect the Sellers’ right to receive refunds relating to severance tax abatements and/or refunds on production which occurred prior to September 1, 2005, irrespective of when received.

If you are in agreement with the terms and conditions contained herein, please execute in the space provided below and return one original to the attention of the undersigned.  This letter agreement may be executed in multiple counterparts by facsimile signature and all such signatures shall be effective as originals.

EDGE PETROLEUM EXPLORATION COMPANY

By:	/s/ MICHAEL G. LONG
Michael G. Long, Executive Vice
President and Chief Financial Officer

AGREED AND ACCEPTED this 30 day of November, 2005:

CINCO ENERGY CORPORATION

By:	/s/ JON L. GLASS
Jon L. Glass, President

SELLERS:

/s/ JON L. GLASS
JON L. GLASS, an individual

/s/ CRAIG D. POLLARD
CRAIG D. POLLARD, an individual

/s/ LEIGH T. PRIETO
LEIGH T. PRIETO, an individual

YORKTOWN ENERGY PARTNERS V, L.P., a Delaware limited partnership

By: Yorktown V Company LLC, its general partner

By:	/s/ W. HOWARD KEENAN, JR.
	Name:	H. HOWARD KEENAN, JR.
	Title:	MEMBER

YORKTOWN ENERGY PARTNERS VI, L.P., a Delaware limited partnership

By: Yorktown VI Company LP, its general partner

By: Yorktown VI Associates, LLC, its general partner

By:	/s/ W. HOWARD KEENAN, JR.
	Name:	H. HOWARD KEENAN, JR.
	Title:	MEMBER